Exhibit 21.1
TechnipFMC plc
Significant Subsidiaries of the Registrant
December 31, 2020

Name of Company	Country of Incorporation

Technip Offshore International	France
TechnipFMC Holdings Limited	United Kingdom
FMC Technologies Inc	United States
Technip USA Inc	United States